Dreyfus
California Intermediate
Municipal Bond Fund

ANNUAL REPORT March 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®
A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Fund Performance

7 Understanding Your Fund's Expenses

7 Comparing Your Fund's Expenses
With Those of Other Funds

8 Statement of Investments

15 Statement of Assets and Liabilities

16 Statement of Operations

17 Statement of Changes in Net Assets

18 Financial Highlights

19 Notes to Financial Statements

25 Report of Independent Registered
Public Accounting Firm

26 Important Tax Information

27 Board Members Information

29 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus California Intermediate Municipal Bond Fund covers the 12-month period from April 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Monica S. Wieboldt.

Rising energy prices, an improving labor market and robust economic growth appear to have rekindled investors' inflation concerns. Indeed, in its comments accompanying its latest increase in short-term interest rates, the Federal Reserve Board's Federal Open Market Committee indicated that pricing power is "more evident." As a result, the municipal bond market recently gave back a portion of its previous gains.

Nonetheless, most analysts agree that fixed-income securities generally have held up well compared to previous periods of rising short-term interest rates. Strong investor demand and a more moderate supply of newly issued securities have supported prices of municipal bonds. In our view, the tax-exempt bond market's relative strength represents yet another example of how a longer-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Portfolio Manager

How did Dreyfus California Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended March 31, 2005, the fund achieved a total return of 1.05%.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), a national municipal index and the fund's benchmark index, achieved a total return of 0.80% for the same period.[2] In addition, the average total return for all funds reported in the Lipper California Intermediate Municipal Debt Funds category was 0.83%.[3]

Although municipal bonds generally rallied over much of the reporting period, gains were largely offset by weakness during the first quarter of 2005, when rising interest rates and inflationary pressures took their toll on most fixed-income securities. The fund produced a higher return than its benchmark and the Lipper category average, primarily due to our focus on longer-term, callable bonds.

What is the fund's investment approach?

The fund's goal is to seek as high a level of federal and California state tax-exempt income as is consistent with the preservation of capital. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and California state personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. Although the fund currently intends to invest only in investment-grade municipal bonds, or the unrated equivalent as determined by Dreyfus, it has the ability to invest up to 20% of its assets in municipal bonds of below investment-grade credit quality.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The reporting period began and ended with heightened volatility. In April 2004, strengthening labor markets and rising commodity prices sparked concerns that inflationary pressures might rise. In response, in late June 2004, the Federal Reserve Board (the "Fed") implemented its first increase in the overnight federal funds rate in approximately four years. Six additional rate hikes followed over the course of the reporting period, and by the end of March 2005 the federal funds rate had climbed from 1% to 2.75%.

However, unlike previous moves toward higher interest rates, longer-term bond yields did not rise. Instead, they declined as investors apparently believed that the moderate pace of economic recovery was not strong enough to ignite an acceleration of inflation. That attitude seemed to change in the first quarter of 2005, when Fed chairman Alan Greenspan called the resilience of longer-term bonds a "conundrum" and noted a return of pricing power for many businesses.

The fund's performance also was positively influenced by an improving credit environment in California. In addition to passing legislation to address its fiscal crisis, the state and its municipalities enjoyed higher tax revenues as the economy recovered. These developments led to a credit-rating upgrade in the summer of 2004, enhancing the performance of bonds as credit spreads tightened.

In this economic environment, the fund benefited from its focus on bonds in the 13- to 16-year range, which are toward the longer end of the intermediate-term range. This focus enabled the fund to avoid the volatility that occurred among shorter maturities, without increasing the fund's sensitivity to changing interest rates. We focused primarily on bonds that were insured or had strong credit characteristics, such as water utilities and school districts that we believed were less dependent on state aid.[4] Finally, the fund benefited from our trades in uninsured state general obligation bonds, which we purchased at attractive valuations early in the reporting period.

What is the fund's current strategy?

Because we expect the Fed to continue raising interest rates, we have set the fund's effective average duration in a range we consider to be neutral. We have continued to emphasize securities toward the longer end of the fund's maturity range, where we are finding relatively attractive values. In our view, these are prudent strategies as the economic recovery progresses.

April 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

[4] *Insurance on individual securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the fund's securities or the value of the fund's shares.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus California Intermediate
Municipal Bond Fund and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 3/31/05*

	1 Year	5 Years	10 Years
Fund	**1.05%**	**5.27%**	**5.18%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

The above graph compares a $10,000 investment made in Dreyfus California Intermediate Municipal Bond Fund on 3/31/95 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in California municipal securities and maintains a portfolio with a weighted average maturity ranging between 3 and 10 years. The fund's performance shown in the line graph takes into account fees and expenses. The Index is not limited to investments principally in California municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged, total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus California Intermediate Municipal Bond Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2005

Expenses paid per $1,000†	$ 3.84
Ending value (after expenses)	$ 999.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

Expenses paid per $1,000†	$ 3.88
Ending value (after expenses)	$1,021.09

† *Expenses are equal to the fund's annualized expense ratio of .77%; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2005

Long-Term Municipal Investments—94.7%	Principal Amount ($)	Value ($)
California—80.0%		
ABAG Finance Authority for Nonprofit Corporations:		
COP (Episcopal Homes Foundation) 5.25%, 7/1/2010	3,500,000	3,622,535
Revenue (San Diego Hospital Association)		
5.375%, 3/1/2021	4,000,000	4,159,800
Alameda Corridor Transportation Authority, Revenue		
5.125%, 10/1/2016 (Insured; MBIA)	2,000,000	2,148,740
Alameda County, COP		
5.375%, 12/1/2012 (Insured; MBIA)	2,000,000	2,209,500
Alameda Unified School District (Alameda County)		
Zero Coupon, 8/1/2018 (Insured; FSA)	2,000,000	1,063,280
Alta Loma School District		
Zero Coupon, 8/1/2015 (Insured; FGIC)	1,000,000	630,930
Burbank, Wastewater Treatment Revenue:		
5%, 6/1/2018 (Insured; AMBAC)	895,000	950,007
5%, 6/1/2019 (Insured; AMBAC)	945,000	998,657
California (Veterans) 5.35%, 12/1/2016	2,000,000	2,084,620
California Department of Water Resources, Revenue:		
Power Supply 5.125%, 5/1/2019 (Insured; FGIC)	2,000,000	2,116,480
Water (Central Valley Project):		
5%, 12/1/2012 (Insured; FGIC)	1,000,000	1,093,020
5.50%, 12/1/2015 (Prerefunded 12/1/2011)	225,000 [a]	253,276
5.50%, 12/1/2015	1,275,000	1,404,043
5%, 12/1/2016 (Insured; MBIA)	1,750,000	1,886,885
Systems 5.50%, 12/1/2015 (Insured; FGIC)	2,000,000	2,267,040
California Economic Recovery 5%, 7/1/2008	3,000,000	3,163,860
California Educational Facilities Authority, Revenue		
(Stanford University) 5.25%, 12/1/2013	2,250,000	2,522,047
California Health Facilities Financing Authority, Revenue:		
(Downey Community Hospital) 5.625%, 5/15/2008	4,370,000	4,353,044
(Health Facility—Adventist Health Systems):		
5%, 3/1/2017	870,000	895,926
5%, 3/1/2018	1,000,000	1,025,120
(Stanford Hospital and Clinics) 5%, 11/15/2017	2,000,000	2,081,600
California Infrastructure & Economic Development Bank,		
Revenue:		
(Bay Area Toll Bridges—1st Lien)		
5.25%, 7/1/2017 (Insured; FSA)	2,000,000	2,180,240
(Workers Compensation Relief)		
5%, 10/1/2015 (Insured; AMBAC)	2,000,000	2,153,380
California Pollution Control Financing Authority, PCR		
(Atlantic Richfield Project) 5%, 4/1/2008	2,850,000	3,016,155

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Public Works Board, LR:		
(Department of Health Services–Richmond Lab)		
5%, 11/1/2019 (Insured; XLCA)	1,680,000 [b]	1,771,056
(Department of Mental Health–Coalinga)		
5.50%, 6/1/2018	2,500,000	2,736,050
California Statewide Communities Development Authority:		
Apartment Development Revenue		
(Irvine Apartment Communities) 5.05%, 5/15/2008	2,000,000	2,067,800
COP, Revenue (Huntington Memorial Hospital)		
5.50%, 7/1/2010 (Insured; Connie Lee)	2,000,000	2,105,320
MFHR (Equity Residential) 5.20%, 6/15/2009	2,000,000	2,111,500
Revenue (California Endowment) 5.25%, 7/1/2020	2,280,000	2,465,136
Carson Redevelopment Agency		
(Area Number 1–Tax Allocation)		
5.50%, 10/1/2013 (Insured; MBIA)	1,000,000	1,125,210
Central Unified School District, COP		
(Financing Project) 2%, 2/1/2006 (Insured; AMBAC)	1,000,000	994,450
Contra Costa Water Authority,		
Water Treatment Revenue		
5%, 10/1/2016 (Insured; FGIC)	1,000,000	1,062,780
Corona Redevelopment Agency, Tax Allocation		
(Merged Downtown Amended) 5%, 9/1/2016		
(Insured; FGIC)	1,000,000	1,066,870
Eastern Municipal Water District, Water & Sewer Revenue,		
COP 5.375%, 7/1/2017 (Insured; FGIC)	2,000,000	2,164,980
El Segundo Unified School District		
5.25%, 9/1/2017 (Insured; FGIC)	1,145,000	1,248,371
Elsinore Valley Municipal Water District, COP		
5.375%, 7/1/2015 (Insured; FGIC)	1,000,000	1,115,070
Escondido Unified School District		
5.25%, 8/1/2016 (Insured; FSA)	1,795,000	1,947,575
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue:		
7.05%, 1/1/2010	2,000,000	2,341,000
5.25%, 1/15/2012 (Insured; MBIA)	4,550,000	4,922,963
5.125%, 1/15/2019 (Insured; MBIA)	2,000,000	2,112,620
Fountain Valley School District, COP		
2.50%, 11/1/2006 (Insured; AMBAC)	2,000,000	1,992,980
Golden State Tobacco Securitization Corp.,		
Tobacco Settlement Revenue		
(Enhanced–Asset Backed) 5.75%, 6/1/2021	3,500,000	3,726,905

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Hartnell Community College District 5.25%, 8/1/2016 (Insured; MBIA)	1,880,000 [b]	2,065,349
Lancaster Financing Authority, Tax Allocation Revenue (Project Number 5 & 6 Redevelopment Projects) 5%, 2/1/2016 (Insured; MBIA)	1,065,000	1,144,726
Lincoln Special Tax, Community Facilities District No. 2003 5.65%, 9/1/2019	1,250,000	1,267,125
Los Angeles City, Revenue (Harbor Department) 6%, 8/1/2014	6,500,000	6,789,380
Los Angeles Community College District 5.50%, 8/1/2016 (Insured; MBIA) (Prerefunded 8/1/2011)	1,845,000 [a]	2,070,145
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue 5%, 7/1/2017 (Insured; FGIC)	1,450,000	1,532,215
Los Angeles County Public Works Financing Authority, LR (Master Refunding Project) 5%, 12/1/2008 (Insured; MBIA)	2,000,000	2,141,280
Los Angeles Unified School District: 5.50%, 7/1/2012 (Insured; MBIA) 5.25%, 7/1/2014 (Insured; MBIA) 5.75%, 7/1/2015 (Insured; MBIA) 5%, 7/1/2017 (Insured; MBIA)	2,850,000 1,000,000 3,000,000 2,000,000	3,203,315 1,099,200 3,452,700 2,139,680
Marin Municipal Water District, COP (Financing Project) 5%, 7/1/2016 (Insured; AMBAC)	1,545,000	1,649,210
Metropolitan Water District of Southern California, Waterworks Revenue 5.25%, 3/1/2015 (Prerefunded 3/1/2011)	3,000,000 [a]	3,341,010
Midpeninsula Regional Open Space District Financing Authority, Revenue Zero Coupon, 9/1/2015 (Insured; AMBAC)	2,825,000	1,775,597
Milpitas Redevelopment Agency, Tax Allocation (Redevelopment Project Area Number 1): 5.25%, 9/1/2017 (Insured; MBIA) 5.25%, 9/1/2018 (Insured; MBIA)	2,000,000 1,000,000	2,157,080 1,074,860
Modesto Irrigation District, COP (Capital Improvements) 5.25%, 7/1/2016 (Insured; FSA)	1,370,000	1,474,956
North Orange County Community College District 5%, 8/1/2019 (Insured; MBIA)	1,000,000 [b]	1,066,020

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Orange County Community Facilities District, Special Tax:		
(Number 03-1 Ladera Ranch):		
3.60%, 8/15/2008	245,000	245,664
3.60%, 8/15/2009	320,000	317,267
4%, 8/15/2010	400,000	402,196
5.25%, 8/15/2019	1,100,000	1,124,222
5.30%, 8/15/2020	1,450,000	1,481,857
(Number 04-1 Ladera Ranch)		
4.875%, 8/15/2021	2,355,000	2,324,809
Oxnard Financing Authority, Wastewater Revenue		
5%, 6/1/2016 (Insured; FGIC)	1,000,000	1,067,600
Pasadena Area Community College District,		
Election of 2002 5%, 6/1/2017 (Insured; FGIC)	1,170,000	1,242,891
Pasadena Unified School District		
5%, 11/1/2013 (Insured; FGIC)	1,000,000	1,093,440
Pleasanton Joint Powers Financing Authority, Revenue		
(Reassessment) 5%, 9/2/2011 (Insured; FSA)	2,000,000	2,179,260
Port Oakland, Revenue 5%, 11/1/2013 (Insured; MBIA)	1,000,000	1,055,120
Rancho Water District 5.50%, 8/1/2008 (Insured; FSA)	1,670,000	1,809,812
Riverside Improvement Board, Act 1915		
(Canyon Springs Assessment):		
4%, 9/2/2010	1,230,000	1,251,636
4.25%, 9/2/2011	1,000,000	1,024,880
Sacramento City Unified School District,		
Election of 1999 5.25%, 7/1/2020 (Insured; FSA)	2,435,000	2,632,722
Sacramento County, Special Tax		
(Community Facilities District Number 1):		
5.20%, 12/1/2007	1,110,000	1,161,338
5.40%, 12/1/2009	1,220,000	1,287,295
Sacramento County Sanitation District		
Financing Authority, Revenue 5.50%, 12/1/2014	4,000,000	4,416,520
San Diego County, COP (Burnham Institute)		
5.70%, 9/1/2011	3,700,000	3,959,666
San Diego Housing Authority, MFHR		
(Island Village Apartments) 5.10%, 7/1/2012		
(Collateralized; FHLMC)	1,145,000	1,202,697
San Diego Unified School District, Election of 1998		
5.25%, 7/1/2016 (Insured; FSA)	1,465,000	1,614,489

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
San Mateo County Community College District (Election of 2001) 5%, 9/1/2020 (Insured; MBIA)	2,000,000	2,112,820
San Mateo Redevelopment Agency (Tax Allocation) 5.10%, 8/1/2014	1,835,000	1,921,429
Santa Clara Unified School District 5.50%, 7/1/2016	1,870,000	2,055,298
South Orange County Public Financing Authority, Special Tax Revenue (Foothill Area) 5.25%, 8/15/2017 (Insured; FGIC)	2,000,000	2,163,640
South Placer Wastewater Authority, Wastewater Revenue 5.50%, 11/1/2015 (Insured; FGIC) (Prerefunded 11/1/2010)	1,000,000 a	1,127,340
Southeast Resource Recovery Facilities Authority, LR:		
4%, 12/1/2007 (Insured; AMBAC)	1,000,000	1,031,430
5.25%, 12/1/2017 (Insured; AMBAC)	1,000,000	1,076,690
Tri-City Hospital District, Revenue 5.375%, 2/15/2007 (Insured; MBIA)	2,500,000	2,601,525
Truckee-Donner Public Utility District, COP:		
4.50%, 1/1/2008 (Insured; ACA)	1,500,000	1,543,695
4.50%, 1/1/2009 (Insured; ACA)	1,685,000	1,738,869
U.S. Related–14.7%		
Children's Trust Fund, Tobacco Settlement Revenue:		
5.75%, 7/1/2013 (Prerefunded 7/1/2010)	1,000,000 a	1,107,750
5.75%, 7/1/2014 (Prerefunded 7/1/2010)	3,000,000 a	3,323,250
Guam, LOR (Section 30) 5.50%, 12/1/2010 (Insured; FSA)	3,000,000	3,325,680
Puerto Rico Commonwealth (Public Improvement):		
5%, 7/1/2005	230,000	231,559
5.75%, 7/1/2008 (Insured; MBIA)	2,000,000	2,169,980
5.50%, 7/1/2013 (Insured; FSA)	2,000,000	2,251,560
5.50%, 7/1/2020 (Insured; MBIA)	1,000,000	1,151,970
Puerto Rico Electric Power Authority, Power Revenue 5.75%, 7/1/2016 (Insured; FSA) (Prerefunded 7/1/2010)	2,000,000 a	2,232,180
Puerto Rico Highway & Transportation Authority, Highway Revenue 6.25%, 7/1/2016 (Insured; FSA)	3,000,000	3,611,010
Puerto Rico Industrial Tourist Educational, Medical, & Environmental Control Facilities Financing Authority, Industrial Revenue (Guaynabo Warehouse) 4.35%, 7/1/2006	1,170,000	1,187,749

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related (continued)		
Puerto Rico Public Building Authority,		
Government Facility Revenue 5.50%, 7/1/2016	1,500,000	1,666,905
Puerto Rico Public Finance Corp.		
(Commonwealth Appropriation):		
5.25%, 2/1/2012 (Insured; AMBAC)	1,500,000	1,631,895
5.75%, 2/1/2012	4,000,000	4,372,920
Virgin Islands Public Finance Authority, Revenue:		
5.625%, 10/1/2010	2,000,000	2,119,940
5.875%, 10/1/2018	1,000,000	1,034,080
Virgin Islands Water and Power Authority,		
Electric Systems 5.125%,		
7/1/2011 (Insured; Radian)	1,000,000	1,049,570
Total Long-Term Municipal Investments		
(cost $203,871,919)		**209,538,784**

Short-Term Municipal Investments−4.8%	Principal Amount ($)	Value ($)
California Department of Water Resources,		
Power Supply Revenue, VRDN:		
2.28% (LOC; Bank of New York &		
California State Teachers' Retirement)	1,600,000 [c]	1,600,000
California Pollution Control Financing		
Authority, PCR, VRDN (Pacific Gas & Electric)		
2.29% (LOC; Bank One)	1,200,000 [c]	1,200,000
California Statewide Communities Development Authority,		
Revenue, VRDN (University Retirement) 2.29%		
(Insured; Radian)	3,300,000 [c]	3,300,000
Los Angeles Department of Water & Power, Revenue,		
VRDN 2.28%	4,500,000 [c]	4,500,000
Total Short-Term Municipal Investments		
(cost $10,600,000)		**10,600,000**

Total Investments (cost $214,471,919)	**99.5%**	**220,138,784**
Cash and Receivables (Net)	**.5%**	**1,138,362**
Net Assets	**100.0%**	**221,277,146**

Summary of Abbreviations

ACA	American Capital Access	**LOC**	Letter of Credit
AMBAC	American Municipal Bond Assurance Corporation	**LOR**	Limited Obligation Revenue
COP	Certificate of Participation	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHLMC	Federal Home Loan Mortgage Corporation	**MFHR**	Multi-Family Housing Revenue
FSA	Financial Security Assurance	**PCR**	Pollution Control Revenue
		VRDN	Variable Rate Demand Notes
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	57.7
AA		Aa		AA	11.0
A		A		A	7.9
BBB		Baa		BBB	10.7
BB		Ba		BB	2.0
F1		MIG1 / P1		SP1 / A1	4.8
Not Rated[d]		Not Rated[d]		Not Rated[d]	5.9
					100.0

† *Based on total investments.*

a *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Purchased on a delayed delivery basis.*

c *Securities payable on demand. Variable interest rate—subject to periodic change.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	214,471,919	220,138,784
Cash		397,056
Receivable for investment securities sold		3,231,397
Interest receivable		2,488,820
Receivable for shares of Beneficial Interest subscribed		227,271
Prepaid expenses		9,398
		226,492,726
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		121,985
Payable for investment securities purchased		4,896,838
Payable for shares of Beneficial Interest redeemed		134,485
Accrued expenses		62,272
		5,215,580
Net Assets ($)		**221,277,146**
Composition of Net Assets ($):		
Paid-in capital		215,568,764
Accumulated net realized gain (loss) on investments		41,517
Accumulated net unrealized appreciation (depreciation) on investments		5,666,865
Net Assets ($)		**221,277,146**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		15,765,535
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**14.04**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2005

Investment Income ($):	
Interest Income	**8,938,685**
Expenses:	
Management fee–Note 3(a)	1,295,480
Shareholder servicing costs–Note 3(b)	205,881
Professional fees	46,506
Trustees' fees and expenses–Note 3(c)	27,238
Custodian fees	25,846
Registration fees	20,083
Prospectus and shareholders' reports	14,042
Loan commitment fees–Note 2	1,490
Miscellaneous	23,790
Total Expenses	**1,660,356**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(6,407)
Net Expenses	**1,653,949**
Investment Income–Net	**7,284,736**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	890,097
Net unrealized appreciation (depreciation) on investments	(6,440,945)
Net Realized and Unrealized Gain (Loss) on Investments	**(5,550,848)**
Net Increase in Net Assets Resulting from Operations	**1,733,888**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2005	2004
Operations ($):		
Investment income–net	7,284,736	7,991,152
Net realized gain (loss) on investments	890,097	1,759,306
Net unrealized appreciation (depreciation) on investments	(6,440,945)	(990,389)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,733,888**	**8,760,069**
Dividends to Shareholders from ($):		
Investment income–net	(7,282,109)	(7,952,909)
Net realized gain on investments	(1,778,010)	(2,022,693)
Total Dividends	**(9,060,119)**	**(9,975,602)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	40,487,567	52,368,946
Dividends reinvested	6,836,689	7,485,665
Cost of shares redeemed	(42,916,604)	(54,836,422)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**4,407,652**	**5,018,189**
Total Increase (Decrease) in Net Assets	**(2,918,579)**	**3,802,656**
Net Assets ($):		
Beginning of Period	224,195,725	220,393,069
End of Period	**221,277,146**	**224,195,725**
Capital Share Transactions (Shares):		
Shares sold	2,848,207	3,605,795
Shares issued for dividends reinvested	481,612	518,826
Shares redeemed	(3,037,883)	(3,795,246)
Net Increase (Decrease) in Shares Outstanding	**291,936**	**329,375**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended March 31,		
	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	14.49	14.55	13.88	13.97	13.40
Investment Operations:					
Investment income−net	.48[b]	.52[b]	.56[b]	.58[b]	.58
Net realized and unrealized gain (loss) on investments	(.33)	.07	.68	(.09)	.57
Total from Investment Operations	.15	.59	1.24	.49	1.15
Distributions:					
Dividends from investment income−net	(.48)	(.52)	(.57)	(.58)	(.58)
Dividends from net realized gain on investments	(.12)	(.13)	–	–	–
Total Distributions	(.60)	(.65)	(.57)	(.58)	(.58)
Net asset value, end of period	14.04	14.49	14.55	13.88	13.97
Total Return (%)	1.05	4.20	9.09	3.46	8.79
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.77	.76	.76	.76	.76
Ratio of net expenses to average net assets	.77	.76	.76	.76	.76
Ratio of net investment income to average net assets	3.37	3.61	3.91	4.15	4.28
Portfolio Turnover Rate	39.63	38.95	21.56	21.04	31.35
Net Assets, end of period ($ x 1,000)	221,277	224,196	220,393	197,339	179,693

[a] As required, effective April 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended March 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.14% to 4.15%. Per share data and ratios/supplemental data for periods prior to April 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus California Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $58,837, undistributed capital gains $131,198 and unrealized appreciation $5,666,865. In addition, the fund had $89,681 of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2005 and March 31, 2004, were as follows: tax exempt income $7,282,109 and $7,952,909, ordinary income $163,868 and $3,048 and long-term capital gains $1,614,142 and $2,019,645, respectively.

During the period ended March 31, 2005, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $2,627, increased accumulated net realized gain (loss) on investments by $2,615 and increased paid-in capital by $12. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended March 31, 2005, the fund was charged $78,073 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005, the fund was charged $67,167 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $110,645 and transfer agency per account fees $11,340.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended March 31, 2005, redemption fees charged and retained by the fund amounted to $1,493.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2005, amounted to $82,948,044 and $90,419,921, respectively.

At March 31, 2005, the cost of investments for federal income tax purposes was $214,471,919; accordingly, accumulated net unrealized appreciation on investments was $5,666,865, consisting of $6,524,841 gross unrealized appreciation and $857,976 gross unrealized depreciation.

NOTE 5-Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus California Intermediate Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus California Intermediate Municipal Bond Fund, including the statement of investments, as of March 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus California Intermediate Municipal Bond Fund at March 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 10, 2005

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended March 31, 2005:

—all the dividends paid from investment income-net during its fiscal year ended March 31, 2005 as "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are California residents, California personal income taxes), and

—the fund hereby designates $.0513 per share as a long-term capital gain distribution of the $.0623 per share paid on July 28, 2004, and also designates $0.559 per share as a long-term capital gain distribution paid on December 9, 2004.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

————————

David W. Burke (69)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

————————

Diane Dunst (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 11

————————

Rosalind Gersten Jacobs (79)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Jay I. Meltzer (76)
Board Member (1991)

Principal Occupation During Past 5 Years:
- Physician, Internist and Specialist in Clinical Hypertension
- Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
- Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 11

————————

Daniel Rose (75)
Board Member (1992)

Principal Occupation During Past 5 Years:
- Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
- Baltic-American Enterprise Fund, Vice Chairman and Director
- Harlem Educational Activities Fund, Inc., Chairman
- Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 22

————————

Warren B. Rudman (74)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
- Collins & Aikman Corporation, Director
- Allied Waste Corporation, Director
- Raytheon Company, Director
- Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 20

————————

Sander Vanocur (77)
Board Member (1992)

Principal Occupation During Past 5 Years:
- President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 36 investment companies (comprised of 45 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 194 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

OFFICERS OF THE FUND (Unaudited) *(continued)*

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 198 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
California Intermediate
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0902AR0305